UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

Long form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 16, 2011
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS FULL YEAR NET INCOME OF $42.2 MILLION; $1.15 PER SHARE
FOURTH QUARTER NET INCOME OF $15.5 MILLION; $0.42 PER SHARE

PANAMA CITY, February 16, 2011 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the fourth quarter and full-year ended December 31, 2010.

Quarterly and Annual Business Highlights
•
Fourth quarter 2010 Net Income (*) amounted to $15.5 million, an increase of $0.5 million, or 4%, compared to third quarter 2010, and an increase of $3.6 million, or 30%, compared to fourth quarter 2009.

•
Net income in 2010 amounted to $42.2 million compared to $54.9 million in 2009, as the strong performance of the Commercial Division was mostly offset by second quarter losses in the Asset Management Unit.

•
The Commercial Portfolio grew $292 million, or 7% versus the previous quarter and $1.3 billion, or 43%, year-on-year to reach balances of $4.4 billion. Fourth quarter 2010 credit disbursements amounted to $2.2 billion, compared to the $2.3 billion in the third quarter.  2010 disbursements reached $7.4 billion, up $3.2 billion, or 79%, from 2009.

•	On a year-on-year-basis, fees and commissions grew 53%, amounting to $10.3 million.

( *) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

•
Net interest income in the fourth quarter 2010 was $21.0 million, a $1.0 million, or 5%, increase over the previous period and a $5.8 million, or 38% increase over the fourth quarter 2009.  Net interest income in 2010 amounted to $74.5 million, a 15% increase from 2009.  Net interest margin increased to 1.70% in 2010 from 1.62% in 2009.  Average funding costs declined 112bps compared to 2009.

•
The Commercial Division’s Net Income for 2010 increased $22.0 million (+63%) to $56.8 million versus $34.8 million in 2009, mainly as a result of portfolio growth and improved credit quality.  The Division’s Net Income in the fourth quarter 2010 totaled $14.9 million, a 7% increase over the previous quarter, and a 25% increase over the fourth quarter 2009.

•
The Treasury Division reported a 2010 Net Loss of $4.9 million, compared to Net Income of $6.1 million in 2009, driven by losses from trading portfolio valuations, as increases in securities valuations were offset by the diminished valuations of associated trading derivatives used to hedge interest rate risk.

•
The Asset Management Unit reported a Net Loss of $9.7 million in 2010, compared to Net Income of $14.1 million in 2009 as the result of trading losses in Bladex Capital Growth Fund (BCGF, the Investment Fund) incurred mostly during the second quarter.  The Bank will gradually reduce its exposure to BCGF to its original $100 million investment, freeing close to $50 million to be used to fund more fee generating activities.

•
Portfolio quality improved year-on-year as credit risks abated throughout the Region, and as non-accrual loans declined to $29.0 million in the fourth quarter 2010, down from $32.9 million in the previous quarter, and from $50.5 million in the fourth quarter of 2009.

•
Scale efficiencies improved in 2010, with expenses growing $3.9 million, or 10% year-on-year, to $42.1 million, well below the commercial portfolio’s 43% growth, as the Bank invested in commercial and risk management resources.

•
The Bank’s equity consists entirely of common stock equity.  The Bank’s Tier 1 capital ratio as of December 31, 2010 stood at 20.5%, compared to 20.6% as of September 30, 2010, and 25.8% as of December 31, 2009, while the leverage ratio as of these dates was 7.3x, 7.1x, and 5.7x, respectively.

CEO's Comments
Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: “In many ways, Bladex's solid performance during the fourth quarter was a proxy for the sustained improvement of our business fundamentals during 2010, which brought about a steady commercial portfolio growth of 43%, while fees increased by 53%, deposits rose by 45%, net interest margins widened and our network of representative offices expanded. Concurrently, portfolio quality continued to improve, as non-accrual loans fell to just $29.0 million, out of a total credit portfolio of $4.9 billion. Expenses involved in fueling these improvements rose during the year by a modest 10%, while the Bank maintained a Tier 1 ratio in excess of 20%, and liquidity remained comfortably above $400 million, or 8% of assets.

The $42.2 million consolidated Net Income for the 2010 was not higher principally because the Asset Management's Unit had its first down full-year since we created the Unit in 2005. The Bank's $15.5 million net income for the fourth quarter, however, demonstrates that have achieved our goal of generating strong results independently of the performance of the Division's BCGF fund. As we continue to strengthen the Division's fee-income generation, we plan to gradually re-deploy our nearly $50 million of accumulated earnings in the BCGF over the year 2011 to pursue other opportunities arising in our market.

2010 was the first of a two year program designed to substantially increase the Bank's footprint and strengthen its franchise based on rapidly growing trade flows in Latin America, a region where we enjoy significant competitive advantages in terms of market knowledge, support from our government shareholders, stellar reputation, and timely, tailored customer service. 2011 will be another year of growth, as we continue expanding our penetration of the corporate markets, developing new products, supporting the rapidly growing intra regional trade, expanding our delivery network, and continuing to serve as the region's premier bank-to-banks. As was the case with our recent common dividend increase, we look forward to continuing to share our success with our shareholders." Mr. Rivera concluded.

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION
The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation activities.  Net Income includes net interest income from loans, fee income, net allocated operating expenses, the reversals (provisions) for loan and off-balance sheet credit losses, and any impairment on assets.

(US$ million)	2010	2009	4Q10	3Q10	4Q09
Commercial Division:
Net interest income	$71.6	$66.2	$20.3	$19.1	$15.5
Non-interest operating income (1)	10.1	6.9	3.1	2.1	2.1
Net operating revenues (2)	81.7	73.1	23.4	21.2	17.6
Operating expenses	(29.9)	(23.4)	(9.1)	(7.2)	(6.3)
Net operating income (3)	51.8	49.7	14.3	14.0	11.3
Reversal (provision) for loan and off-balance sheet credit losses, net	4.8	(14.8)	0.6	(0.1)	0.6
Recoveries, net of impairment of assets	0.2	(0.1)	0.0	0.0	0.0
Net Income	$56.8	$34.8	$14.9	$13.9	$11.9

The Commercial Division’s portfolio growth continued in the fourth quarter, driven by solid demand across all segments, reaching $4.4 billion in period-end balances, a 7% increase from the previous quarter, and a 43% increase from the fourth quarter 2009.

4Q10 vs. 3Q10
Net Income in the fourth quarter 2010 amounted to $14.9 million, compared to $13.9 million in the third quarter 2010.  The $1.0 million quarterly increase in Net Income was the result of the combined effects of:  (i) a $1.2 million increase in net interest income due to higher average loan portfolio balances (+14%), mainly driven by greater demand from large corporations, (ii) a $1.0 million increase in non-interest operating income, mostly attributable to increased commission income from loans and letter of credit transactions, (iii) a $1.9 million increase in operating expenses as a result of the expansion in operations, principally at the new representative offices, and (iv) a $0.7 million variation in reversals (provision) for credit losses, mainly due to the Region’s improved risk profile.

4Q10 vs. 4Q09
Net Income increased $3.0 million compared to the fourth quarter 2009, mainly due to a 31% increase in net interest income, and a 48% increase in non-interest income from fees and commissions, both partially offset by increased operating expenses related to the deployment of a larger sales force and the establishment of new representative offices.  The effects of a greater average portfolio base on net interest income were partially offset by a year-on-year decline in market interest rates.

2010 vs. 2009
The Division’s Net Income amounted to $56.8 million, compared to $34.8 million in 2009, an annual increase of $22.0 million as a result of: (i) a $19.6 million positive variation in reversals (provisions) for credit losses, due to improved risk profile and credit quality, (ii) a $5.4 million increase in net interest income mostly attributable to the income effects of higher average loan portfolio balances (+27%), (iii) a $3.2 million increase in commissions and fees from loans and letters of credits, and (iv) a $6.5 million increase in operating expenses as the Division expanded its sales force and local presence in various markets.

The Commercial Portfolio includes the book value of loans, acceptances, and contingencies (including letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).  The Bank’s Commercial Portfolio balance reached $4.4 billion as of December 31, 2010, a 7% increase from the balance as of September 30, 2010, and 43% above the balance as of December 31, 2009. The annual increase was largely attributable to increased demand from the Bank´s established client base of large corporations and financial institutions, while the business expansion into the middle market segment continued.  During the fourth quarter 2010, the Bank disbursed $1.8 billion in new loans, 3% more than the third quarter 2010, and an increase of approximately $1.0 billion, (+112%), compared to the same period in the previous year.

On an average basis, the Commercial Portfolio increased 14% in the fourth quarter 2010, compared to the previous quarter, and 48% from the fourth quarter 2009.

The Commercial Portfolio continues to be mainly short-term and trade-related in nature.  $3.2 billion, or 72%, of the commercial portfolio matures within one year. Trade financing operations represent 59% of the portfolio, while the remaining balance consists primarily of lending to banks and corporations.  Refer to Exhibit X for information relating to the Bank’s Commercial Portfolio distribution by country and Exhibit XII for the Bank’s distribution of credit disbursements by country.

TREASURY DIVISION
The Treasury Division incorporates the Bank’s liquidity management, and investment securities activities.  Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities (12).

(US$ million)	2010	2009	4Q10	3Q10	4Q09
Treasury Division:
Net interest income	$3.2	$2.0	$1.1	$1.1	$0.5
Non-interest operating income (loss) (1)	(0.4)	12.0	2.4	(0.4)	0.7
Net operating revenues (2)	2.8	14.0	3.5	0.7	1.2
Operating expenses	(7.7)	(7.9)	(1.3)	(2.2)	(1.7)
Net operating income (loss) (3, 12)	(4.9)	6.1	2.2	(1.5)	(0.5)
Net Income (Loss)	$(4.9)	$6.1	$2.2	$(1.5)	$(0.5)

Liquid assets (8) stood at $421 million as of December 31, 2010, compared to $336 million as of September 30, 2010, and $402 million as of December 31, 2009.

The Trading Portfolio as of December 31, 2010 amounted to $50 million, compared to $51 million as of September 30, 2010, and $50 million as of December 31, 2009.

The Securities Available for Sale Portfolio as of December 31, 2010 decreased to $353 million, compared to $527 million as of September 30, 2010, and $457 million as of December 31, 2009.  The reduction during the quarter was due to the sale of securities for a nominal amount of $135 million, which generated gains on sales of $2.3 million.  The Available for Sale Portfolio as of December 31, 2010 consisted entirely of readily quoted Latin American securities, 81% of which were sovereign and state-owned risk in nature (refer to Exhibit XI for a per country distribution of the Treasury portfolio).

The Available for Sale Portfolio is marked to market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income Account (“OCI”), which stood at ($6.4) million in the fourth quarter 2010, compared to ($5.5) million in the third quarter 2010 and ($6.2) million in the same period 2009, as lower market valuations of the Securities Portfolio were mostly offset by higher valuations of the interest rate hedging instruments associated with the securities.

Funding costs continued to improve as the weighted average funding cost in the fourth quarter 2010 was 1.17%, a decrease of 5 bps, or 4%, compared to the third quarter 2010, and a decrease of 58 bps, or 33%, compared to the fourth quarter 2009. Period-end deposit balances stood at $1.8 billion, a decrease of 2% versus the previous quarter, and a 45% year-on-year increase. Borrowings and securities sold under repurchase agreements increased 13% from the third quarter 2010 to $2.4 billion, a 36% year-on-year increase.

4Q10 vs. 3Q10
In the fourth quarter 2010, the Treasury Division posted Net Income of $2.2 million, compared to a Net Loss of $1.5 million in the third quarter 2010.  Fourth quarter net operating revenues were $2.8 million higher compared to the third quarter, mainly due to higher non-interest operating income, mostly attributable to gains on the sale of securities available for sale.

4Q10 vs. 4Q09
The Treasury Division posted Net Income of $2.2 million in the fourth quarter 2010, compared to Net Loss of $0.5 million in the fourth quarter 2009, due to a $1.7 million increase in non-interest operating income mostly attributable to gains on the sale of securities available for sale, a $0.6 million increase in net interest income as a result of lower interest expense, and a $0.4 million decrease in operating expenses.

2010 vs. 2009
The Treasury Division reported a Net Loss of $4.9 million in 2010, compared to a Net Income of $6.1 million in 2009.  The $11.0 million decrease in this period was primarily driven by trading portfolio valuations, as increases in securities valuations were more than offset by the diminished valuations of associated trading derivatives.

ASSET MANAGEMENT UNIT
The Asset Management Unit incorporates the Bank’s asset management activities. The Unit’s Investment Fund follows primarily a Latin America macro strategy, utilizing a combination of products (foreign exchange, equity indices, interest rate swaps, and sovereign credit products) to establish long and short positions in the markets.  Bladex considers its asset management subsidiary as part of its long-term strategy to complement the Bank´s long standing relationships with institutional investors throughout the world.

The Unit’s Net Income includes net interest income on the Investment Fund, as well as net gains (losses) from investment fund trading, other related income (loss), allocated operating expenses, and the Net Income attributable to redeemable non-controlling interest.

(US$ million)	2010	2009	4Q10	3Q10	4Q09
Asset Management Unit:
Net interest loss	$(0.3)	$(3.4)	$(0.4)	$(0.2)	$(0.8)
Non-interest operating income (loss) (1)	(7.3)	25.4	(0.1)	4.3	3.5
Net operating revenues (2)	(7.6)	22.0	(0.5)	4.1	2.7
Operating expenses	(4.5)	(6.8)	(1.3)	(1.0)	(1.9)
Net operating income (loss) (3)	(12.1)	15.2	(1.8)	3.1	0.8
Net income (loss)	(12.1)	15.2	(1.8)	3.1	0.8
Net income (loss) attributable to the redeemable noncontrolling interest	(2.4)	1.1	(0.2)	0.5	0.2
Net Income (Loss)	$(9.7)	$14.1	$(1.6)	$2.6	$0.6

4Q10 vs. 3Q10
The Asset Management Unit recorded a Net Loss in the fourth quarter 2010 of $1.6 million, compared to Net Income of $2.6 million in the third quarter 2010. The $4.2 million quarterly decrease was mainly due to a $4.4 million decrease in non-interest operating income attributable to net losses from trading activities in the Investment Fund, partially offset by net income attributable to the redeemable non-controlling interest.

4Q10 vs. 4Q09
The Unit posted a Net Loss of $1.6 million in the fourth quarter 2010, compared to $0.6 million in Net Income in the fourth quarter 2009, as a result of lower gains from investments in the Investment Fund.

2010 vs. 2009
In 2010 the Unit posted a Net Loss of $9.7 million, compared to Net Income of $14.1 million in 2009.  The $23.8 million loss year-over-year variance was due to the combined effects of:  (i) a $32.7 million decrease in non-interest operating income attributable to losses from investments in the Investment Fund, (ii) a $3.1 million increase in net interest income, (iii) a $2.3 million decrease in operating expenses as a result of lower provisions for variable compensation tied to the performance of the Investment Fund.

As of December 31, 2010, the Investment Fund’s asset value totaled $167 million, compared to $181 million as of September 30, 2010, and $198 million as of December 31, 2009.  For the same dates, Bladex’s ownership of the Bladex Offshore Feeder Fund was 88.67%, 85.82% and 82.34%, respectively, with remaining balances owned by third party investors.
During the fourth quarter 2010, the Bank redeemed $6.0 million from its investment in the Fund. The Bank will gradually reduce its exposure to BCGF to its original $100 million investment, freeing close to $50 million to be used to fund more fee generating activities.

CONSOLIDATED RESULTS OF OPERATIONS
KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:
(US$ million, except percentages and per share amounts)	2010	2009	4Q10	3Q10	4Q09
Net Interest Income	$74.5	$64.8	$21.0	$20.0	$15.2
Net Operating Income (Loss) by Business Segment:
Commercial Division	$51.8	$49.7	$14.3	$14.0	$11.3
Treasury Division	$(4.9)	$6.1	$2.2	$(1.5)	$(0.5)
Asset Management Unit	$(12.1)	$15.2	$(1.8)	$3.1	$0.8
Net Operating Income	$34.7	$70.9	$14.7	$15.6	$11.6
Net income	$39.7	$56.0	$15.3	$15.5	$12.1
Net income (loss) attributable to the redeemable noncontrolling interest	$(2.4)	$1.1	$(0.2)	$0.5	$0.2
Net Income attributable to Bladex	$42.2	$54.9	$15.5	$15.0	$11.9

Net Income per Share (5)	$1.15	$1.50	$0.42	$0.41	$0.33
Book Value per common share (period end)	$18.99	$18.49	$18.99	$18.77	$18.49
Return on Average Equity (“ROE”)	6.2%	8.6%	8.9%	8.7%	7.1%
Operating Return on Average Equity ("Operating ROE") (6)	5.1%	11.1%	8.4%	9.0%	6.9%
Return on Average Assets (“ROA”)	1.0%	1.4%	1.3%	1.3%	1.3%
Net Interest Margin	1.70%	1.62%	1.70%	1.73%	1.60%
Efficiency Ratio (7)	55%	35%	44%	40%	46%

Liquid Assets / Total Assets (8)	8.2%	10.4%	8.2%	6.9%	10.4%
Liquid Assets / Total Deposits	23.1%	32.0%	23.1%	18.1%	32.0%

Non-Accruing Loans to Total Loans, net	0.7%	1.8%	0.7%	0.9%	1.8%
Allowance for Credit Losses to Commercial Portfolio	2.1%	3.2%	2.1%	2.3%	3.2%

Total Assets	$5,100	$3,879	$5,100	$4,861	$3,879

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2010	2009	4Q10	3Q10	4Q09
Net Interest Income (Loss)
Commercial Division	$71.6	$66.2	$20.3	$19.1	$15.5
Treasury Division	3.2	2.0	1.1	1.1	0.5
Asset Management Unit	(0.3)	(3.4)	(0.4)	(0.2)	(0.8)
Consolidated	$74.5	$64.8	$21.0	$20.0	$15.2

Net Interest Margin*	1.70%	1.62%	1.70%	1.73%	1.60%

* Net interest income divided by average balance of interest-earning assets.

Net interest margin stood at 1.70% in the fourth quarter 2010, compared to 1.73% in the third quarter 2010, and 1.60% in the fourth quarter 2009.

4Q10 vs. 3Q10
In the fourth quarter 2010, net interest income amounted to $21.0 million, an increase of $1.0 million, or 5%, compared to $20.0 million in the third quarter 2010.  The quarterly increase reflects mostly:
(i)
Higher average interest earning assets balances, consisting primarily of average loan portfolio balances, which increased $470 million, or 14%, compared to the third quarter 2010, which resulted in an overall increase of $3.0 million in interest income, partially offset by a $0.4 million increase in interest expense due to higher average balances in deposits, borrowings and placements.

(ii)
Lower average interest rates for the Bank’s loans and liabilities, which resulted in a $1.6 million decrease in net interest income.  The average yield earned on interest-earning assets decreased 6 bps to 2.64% compared to the third quarter 2010, mainly attributable to average yield decreases in loans, partially offset by the 5 bps decrease in average yield paid on interest-bearing liabilities to 1.17%.

4Q10 vs. 4Q09
Net interest income increased $5.8 million, or 38%, when compared to the fourth quarter 2009.  This increase primarily reflects:
(i)
Higher average interest earning assets balances, mainly average loan portfolio balances, which increased $1.3 billion, or 48%, compared to the fourth quarter 2009, resulted in an overall increase of $9.2 million in interest income.  Average volumes of interest bearing liabilities increased $1.1 billion, or 39%, resulting in a $1.5 million decrease in net interest income.

(ii)
A $1.9 million decrease in net interest income as result of the combined effects of a 29 bps reduction in average yield earned on assets, partially offset by a 58 bps decrease in average yield paid on interest-bearing liabilities, both mostly attributable to lower interbank market rates.

2010 vs. 2009
Yearly net interest income amounted to $74.5 million in 2010, compared to $64.8 million in 2009.  The $9.7 million, or 15%, increase of net interest income during the annual period primarily reflects:
(i)
Higher average interest earning assets balances, primarily average loan portfolio balances, which resulted in a $18.2 million overall increase in interest income, partially offset by a $2.1 million increase in interest expense associated with an increase in average interest bearing liability balances.

(ii)
Lower average interest rates on the Bank’s assets and liabilities, which resulted in a $6.3 million decrease in net interest income. The average yield paid on interest-bearing liabilities decreased 112 bps to 1.26% during 2010, while the average yield on interest-earning assets decreased 81 bps to 2.69% during the same period. Both effects were mostly attributable to lower interbank market rates.

Net interest margin improved to 1.70% in 2010, compared to 1.62% in 2009.

FEES AND COMMISSIONS

(US$ million)	2010	2009	4Q10	3Q10	4Q09
Letters of credit	$8.3	$5.0	$2.0	$1.7	$1.8
Guarantees	0.2	1.0	0.1	0.0	0.1
Loans	1.2	0.2	1.0	0.1	0.0
Third party investor (BAM)	0.5	0.3	0.1	0.1	0.3
Other*	0.1	0.2	0.0	0.1	0.1
Fees and Commissions, net	$10.3	$6.7	$3.1	$2.0	$2.4
* Net of commission expenses

Fees and commissions amounted to $3.1 million in the fourth quarter 2010, $1.1 million over the previous quarter, and $0.7 million higher than fourth quarter 2009.  These quarterly increases were mostly the result of higher commissions from loans and letter of credit transactions.

During 2010, commission income amounted to $10.3 million, compared $6.7 million in 2009, mainly as a result of $3.3 million increase in commission income from the letter of credit business as average balances increased along with the Bank’s expanding footprint.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	31-Dec-09	31-Mar-10	30-Jun-10	30-Sep-10	31-Dec-10
Allowance for Loan Losses:
Balance at beginning of the period	$89.9	$73.8	$73.9	$81.3	$68.7
Provisions (reversals)	(16.1)	0.1	8.7	(12.6)	12.8
Charge-offs, net of recoveries	(0.0)	0.0	(1.4)	(0.0)	(2.9)
End of period balance	$73.8	$73.9	$81.3	$68.7	$78.6

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$11.8	$27.3	$23.6	$14.0	$26.7
Provisions (reversals)	15.5	(3.7)	(9.6)	12.7	(13.3)
End of period balance	$27.3	$23.6	$14.0	$26.7	$13.3

Total Allowance for Credit Losses	$101.0	$97.6	$95.3	$95.4	$92.0

Provisions for loan and off-balance sheet credit losses stood at $92.0 million as of December 31, 2010, compared to $95.4 million as of September 30, 2010, and $101.0 million as of December 31, 2009. The reduction of the total allowance for credit losses during 2010 was the result of lower reserve requirements related to the improved risk profile in the commercial portfolio, following the post-crisis economic recovery in the Region.

As of December 31, 2010, the non-accrual portfolio amounted to $29.0 million, compared to $32.9 million as of September 30, 2010, and $50.5 million as of December 31, 2009.  As of December 31, 2010, amounts past due in the portfolio were $1.0 million.

The ratio of the allowance for credit losses to the Commercial Portfolio stood at 2.1% as of December 31, 2010, compared to 2.3% as of September 30, 2010, and 3.2% as of December 31, 2009, while the ratio of non-accruing loans to loan portfolio stood at 0.7%, 0.9%, and 1.8%, respectively, as of these dates.

OPERATING EXPENSES

(US$ million)	2010	2009	4Q10	3Q10	4Q09
Salaries and other employee expenses	$23.5	$20.2	$7.1	$5.5	$5.1
Depreciation, amortization and impairment of premises and equipment	2.5	2.7	0.6	0.6	0.6
Professional services	4.9	3.3	0.9	1.7	0.8
Maintenance and repairs	1.6	1.1	0.5	0.4	0.3
Expenses from the investment fund	0.9	3.5	0.2	0.2	0.8
Other operating expenses	8.6	7.4	2.4	1.9	2.1
Total Operating Expenses	$42.1	$38.2	$11.6	$10.4	$9.9

Quarterly Variation
Operating expenses in the fourth quarter 2010 totaled $11.6 million, a $1.3 million, or 12%, increase from the third quarter 2010, and an increase of $1.7 million, or 18%, with respect to the fourth quarter 2009.  The year-on-year increase was mostly attributable to the net effect of salary and other employee expenses associated with the higher average headcount in the Commercial Division and risk management area, offset by lower performance-related expenses from the Investment Fund.

The Bank’s fourth quarter 2010 efficiency ratio stood at 44%, compared to 40% in the third quarter 2010, and 46% in the fourth quarter 2009, primarily as a result of a $5.8 million increase in net operating revenues from the Commercial Division.

During the fourth quarter 2010, the operating expenses to average assets ratio amounted to 0.94%, compared to 0.91% in the previous quarter, and compared to 1.05% in the fourth quarter 2009.

2010 vs. 2009
During 2010, operating expenses amounted to $42.1 million, compared to $38.2 million during 2009.  The $3.9 million, or 10%, increase in operating expenses during this period was attributable to the net effect of salary and other employee expenses associated with higher average headcount and professional fees in support of the Commercial Division and risk management’s expansion, as well as capital market issuance programs, partially offset by lower performance–related expenses from the Investment Fund.

The Bank’s efficiency ratio as of December 31, 2010 was 55%, compared to 35% as of December 31, 2009, mainly as the result of a $40.8 million decrease in net operating revenues in the Asset Management Unit and Treasury Division during the period.

As of December 31, 2010, the Bank’s operating expenses to average assets ratio stood at 0.97%, compared to 0.96% as of December 31, 2009.

CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following graphs illustrate the trends in Net Income and Return on Average Stockholders’ Equity and Tier 1 Capital evolution for the periods indicated:

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and per share amounts)	2010	2009	4Q10	3Q10	4Q09
Tier 1 Capital (9)	$701	$679	$701	$690	$679
Total Capital (10)	$744	$712	$744	$732	$712
Risk-Weighted Assets	$3,417	$2,633	$3,417	$3,352	$2,633
Tier 1 Capital Ratio	20.5%	25.8%	20.5%	20.6%	25.8%
Total Capital Ratio	21.8%	27.0%	21.8%	21.8%	27.0%
Stockholders’ Equity	$697	$676	$697	$689	$676
Stockholders’ Equity to Total Assets	13.7%	17.4%	13.7%	14.2%	17.4%
Other Comprehensive Income Account ("OCI")	$(6)	$(6)	$(6)	$(5)	$(6)
Leverage (times) (11)	7.3	5.7	7.3	7.1	5.7

The Bank’s equity consists entirely of issued and fully paid ordinary common stock.  As of December 31, 2010, the Bank’s Tier 1 capital ratio stood at 20.5% compared to 20.6% as of September 30, 2010 and 25.8% as of December 31, 2009. The annual reduction in the Bank’s Tier 1 Capital ratio was due to a $0.8 billion increase in risk-weighted assets associated with the Bank’s increased loan portfolio. The Bank’s leverage stood at 7.3x, 7.1x, and 5.7x, respectively, as of these dates.

The Bank’s common shares outstanding amounted to 36.7 million as of December 31, 2010 compared to the same amount as of September 30, 2010, and 36.5 million as of December 31, 2009.

During the Board of Director’s meeting on January 19, 2011, the Bank’s Board reaffirmed its commitment to a dividend policy that reflects the Bank’s growing core business. In-line with this policy, the quarterly common dividend increased from $0.17 to $0.20 per share corresponding to the fourth quarter 2010. The dividend was paid on February 11, 2011 to stockholders registered as of February 3, 2011.

OTHER EVENTS

▪	Ratings affirmed: On December 27, 2010, Moody’s Investor Service affirmed the Bank’s credit rating at Baa2/P-2; with a “Stable” Outlook.

▪	New representative office: On November 15, 2010, the Bank received authorization from the Superintendence of Peru to open a representative office in the city of Lima.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)
Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets.  By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).
Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, and gain (loss) on trading securities.
Asset Management Unit: Gain from Investment Fund trading and related other income (expense).

(2)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(3)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(4)	Lending spreads are calculated as loan portfolio weighted average lending spread, net of weighted average Libor-based cost rate.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

(9)
Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(10)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

(12)
Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; and (vi) allocated operating expenses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through December 31, 2010, Bladex had disbursed accumulated credits of approximately $169 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly and annual results on Thursday, February 17, 2011 at 9:30 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through April 17, 2011.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 32221920.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3694
E-mail address:  bladex@i-advize.com

EXHIBIT I
CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2010	September 30, 2010	December 31, 2009	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$437	$363	$425	$74	20%	$12	3%
Trading assets	50	51	50	(1)	(2)	0	0
Securities available-for-sale	353	527	457	(174)	(33)	(104)	(23)
Securities held-to-maturity	33	20	0	13	65	33	n.m. (*)
Investment fund	167	181	198	(14)	(8)	(31)	(16)
Loans	4,064	3,747	2,779	317	8	1,285	46
Less:
Allowance for loan losses	(79)	(69)	(74)	(10)	14	(5)	7
Unearned income and deferred fees	(4)	(4)	(4)	0	0	0	0
Loans, net	3,981	3,674	2,701	307	8	1,280	47

Customers' liabilities under acceptances	27	0	2	27	n.m. (*)	25	1,250
Accrued interest receivable	31	26	26	5	19	5	19
Premises and equipment, net	7	7	8	0	0	(1)	(13)
Derivative financial instruments used for hedging - receivable	2	3	1	(1)	(33)	1	100
Other assets	11	10	12	1	10	(1)	(8)

TOTAL ASSETS	$5,100	$4,861	$3,879	$239	5%	$1,221	31%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$100	$29	$51	$71	245%	$49	96%
Time	1,721	1,831	1,205	(110)	(6)	516	43
Total Deposits	1,821	1,861	1,256	(40)	(2)	565	45

Trading liabilities	4	5	3	(1)	(20)	1	33
Securities sold under repurchase agreements	265	338	71	(73)	(22)	194	273
Short-term borrowings	1,095	790	328	305	39	767	234
Acceptances outstanding	27	0	2	27	n.m. (*)	25	1,250
Accrued interest payable	10	9	11	1	11	(1)	(9)
Borrowings and long-term debt	1,075	1,028	1,390	47	5	(315)	(23)
Derivative financial instruments used for hedging - payable	53	70	65	(17)	(24)	(12)	(18)
Reserve for losses on off-balance sheet credit risk	13	27	27	(14)	(52)	(14)	(52)
Other liabilities	20	18	14	2	11	6	43
TOTAL LIABILITIES	$4,384	$4,146	$3,168	$238	6%	$1,216	38%

Redeemable noncontrolling interest in the investment fund	19	26	35	(7)	(27)	(16)	(46)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	134	134	135	0	0	(1)	(1)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	320	312	301	8	3	19	6
Accumulated other comprehensive loss	(6)	(5)	(6)	(1)	20	0	0
Treasury stock	(126)	(126)	(130)	0	0	4	(3)

TOTAL STOCKHOLDERS' EQUITY	$697	$689	$676	$8	1%	$21	3%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,100	$4,861	$3,879	$239	5%	$1,221	31%

(*)"n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2010	September 30, 2010	December 31, 2009	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$33,203	$31,559	$28,256	$1,644	5%	$4,947	18%
Interest expense	(12,181)	(11,561)	(13,073)	(620)	5	892	(7)
NET INTEREST INCOME	21,022	19,998	15,183	1,024	5	5,839	38
Reversal (provision) for loan losses	(12,776)	12,567	16,063	(25,343)	(202)	(28,839)	(180)
NET INTEREST INCOME, AFTER REVERSAL (PROVISION)
FOR LOAN LOSSES	8,246	32,565	31,246	(24,319)	(75)	(23,000)	(74)

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	13,343	(12,661)	(15,456)	26,004	(205)	28,799	(186)
Fees and commissions, net	3,102	2,045	2,369	1,057	52	733	31
Derivative financial instrument and hedging	(117)	(36)	(507)	(81)	225	390	(77)
Recoveries, net of impairment of assets	0	0	(27)	0	n.m. (*)	27	(100)
Net gain (loss) from investment fund trading	(331)	4,179	2,906	(4,510)	(108)	(3,237)	(111)
Net loss from trading securities	(507)	(1,115)	(638)	608	(55)	131	(21)
Net gain on sale of securities available-for-sale	2,346	0	0	2,346	n.m. (*)	2,346	n.m.
Gain on foreign currency exchange	404	722	1,830	(318)	(44)	(1,426)	(78)
Other income (expense), net	499	146	321	353	242	178	55
NET OTHER INCOME (EXPENSE)	18,739	(6,720)	(9,202)	25,459	(379)	27,941	(304)

OPERATING EXPENSES:
Salaries and other employee expenses	(7,067)	(5,545)	(5,131)	(1,522)	27	(1,936)	38
Depreciation, amortization and impairment of premises and equipment	(611)	(622)	(647)	11	(2)	36	(6)
Professional services	(910)	(1,726)	(834)	816	(47)	(76)	9
Maintenance and repairs	(518)	(405)	(345)	(113)	28	(173)	50
Expenses from the investment fund	(177)	(178)	(800)	1	(1)	623	(78)
Other operating expenses	(2,353)	(1,894)	(2,139)	(459)	24	(214)	10
TOTAL OPERATING EXPENSES	(11,636)	(10,370)	(9,896)	(1,266)	12	(1,740)	18

Net Income	$15,349	$15,475	$12,148	$(126)	(1)	$3,201	26

Net Income (loss) attributable to the redeemable noncontrolling interest	(168)	507	233	(675)	(133)	(401)	(172)

NET INCOME ATTRIBUTABLE TO BLADEX	$15,517	$14,968	$11,915	$549	4%	$3,602	30%

PER COMMON SHARE DATA:
Basic earnings per share	0.42	0.41	0.33
Diluted earnings per share	0.42	0.41	0.32

Weighted average basic shares	36,699	36,679	36,546
Weighted average diluted shares	36,983	36,814	36,727

PERFORMANCE RATIOS:
Return on average assets	1.3%	1.3%	1.3%
Return on average stockholders' equity	8.9%	8.7%	7.1%
Net interest margin	1.70%	1.73%	1.60%
Net interest spread	1.47%	1.48%	1.18%
Operating expenses to total average assets	0.94%	0.91%	1.05%
(*) "n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III

	FOR THE TWELVE MONTHS ENDED
	December 31, 2010	December 31, 2009
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$74,503	$64,752
Fees and commissions, net	10,326	6,733
Reversal (provision) for loan and off-balance sheet credit losses, net	4,835	(14,830)
Derivative financial instrument and hedging	(1,446)	(2,534)
Recoveries, net of impairment of assets	233	(120)
Net gain (loss) from investment fund trading	(7,995)	24,997
Net gain (loss) from trading securities	(3,603)	13,113
Net gain on sale of securities available-for-sale	2,346	546
Gain on foreign currency exchange	1,870	613
Other income (expense), net	833	912
Operating expenses	(42,081)	(38,202)
Net Income	$39,821	$55,980
Net Income (loss) attributable to the redeemable noncontrolling interest	(2,423)	1,118
NET INCOME ATTRIBUTABLE TO BLADEX	$42,244	$54,862
BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	436	507
Investment fund	167	198
Loans, net	3,981	2,701
Total assets	5,100	3,879
Deposits	1,821	1,256
Securities sold under repurchase agreements	265	71
Short-term borrowings	1,095	328
Borrowings and long-term debt	1,075	1,390
Total liabilities	4,384	3,168
Stockholders' equity	697	676
PER COMMON SHARE DATA:
Basic earnings per share	1.15	1.50
Diluted earnings per share	1.15	1.50
Book value (period average)	18.57	17.49
Book value (period end)	18.99	18.49
(In thousand):
Weighted average basic shares	36,647	36,493
Weighted average diluted shares	36,814	36,571
Basic shares period end	36,711	36,546
SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.0%	1.4%
Return on average stockholders' equity	6.2%	8.6%
Net interest margin	1.70%	1.62%
Net interest spread	1.43%	1.12%
Operating expenses to total average assets	0.97%	0.96%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.7%	1.8%
Charge offs to total loan portfolio (1)	0.1%	0.0%
Allowance for loan losses to total loan portfolio (1)	1.9%	2.7%
Allowance for losses on off-balance sheet credit risk to total contingencies	3.5%	8.3%

CAPITAL RATIOS:
Stockholders' equity to total assets	13.7%	17.4%
Tier 1 capital to risk-weighted assets	20.5%	25.8%
Total capital to risk-weighted assets	21.8%	27.0%
(1)      Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE TWELVE MONTHS ENDED,
	(A)	(B)	(A) - (B)
	December 31, 2010	December 31, 2009	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$119,478	$141,964	$(22,486)	(16)%
Interest expense	(44,975)	(77,212)	32,237	(42)
NET INTEREST INCOME	74,503	64,752	9,751	15
Reversal (provision) for loan losses	(9,091)	(18,293)	9,202	(50)
NET INTEREST INCOME, AFTER REVERSAL (PROVISION)
FOR LOAN LOSSES	65,412	46,459	18,953	41

OTHER INCOME (EXPENSE):
Reversal for losses on off-balance sheet credit risk	13,926	3,463	10,463	302
Fees and commissions, net	10,326	6,733	3,593	53
Derivative financial instrument and hedging	(1,446)	(2,534)	1,088	(43)
Recoveries, net of impairment of assets	233	(120)	353	(294)
Net gain (loss) from investment fund trading	(7,995)	24,997	(32,992)	(132)
Net gain (loss) from trading securities	(3,603)	13,113	(16,716)	(127)
Net gain on sale of securities available-for-sale	2,346	546	1,800	330
Gain on foreign currency exchange	1,870	613	1,257	205
Other income (expense), net	833	912	(79)	(9)
NET OTHER INCOME (EXPENSE)	16,490	47,723	(31,233)	(65)

OPERATING EXPENSES:
Salaries and other employee expenses	(23,499)	(20,201)	(3,298)	16
Depreciation, amortization and impairment of premises and equipment	(2,510)	(2,671)	161	(6)
Professional services	(4,945)	(3,262)	(1,683)	52
Maintenance and repairs	(1,616)	(1,125)	(491)	44
Expenses from the investment fund	(890)	(3,520)	2,630	(75)
Other operating expenses	(8,621)	(7,423)	(1,198)	16
TOTAL OPERATING EXPENSES	(42,081)	(38,202)	(3,879)	10

Net Income	$39,821	$55,980	$(16,159)	(29)

Net Income (loss) attributable to the redeemable noncontrolling interest	(2,423)	1,118	(3,541)	(317)

Net Income attributable to Bladex	$42,244	$54,862	$(12,618)	(23)%

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,
	December 31, 2010			September 30, 2010			December 31, 2009
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$310	$0.2	0.22%	$366	$0.2	0.26%	$405	$0.2	0.20%
Loans, net of unearned income & deferred loan fees	3,903	29.2	2.93	3,424	27.0	3.09	2,624	23.6	3.52
Non-accrual loans	33	0.6	7.37	43	0.8	7.68	43	0.8	6.94
Trading assets	51	0.8	6.06	51	0.8	6.03	50	0.8	6.10
Investment securities	444	2.1	1.86	506	2.4	1.84	459	2.5	2.14
Investment fund	176	0.3	0.73	184	0.3	0.62	195	0.4	0.72

TOTAL INTEREST EARNING ASSETS	$4,917	$33.2	2.64%	$4,573	$31.6	2.70%	$3,777	$28.3	2.93%

Non interest earning assets	40			37			38
Allowance for loan losses	(69)			(81)			(90)
Other assets	12			13			11

TOTAL ASSETS	$4,900			$4,543			$3,736

INTEREST BEARING LIABILITIES
Deposits	$1,855	$2.3	0.50%	$1,650	$2.3	0.53%	$1,242	$2.3	0.74%
Trading liabilities	4	0.0	0.00	4	0.0	0.00	3	0.0	0.00
Investment fund	0	0.4	n.m. (*)	0	0.1	n.m. (*)	0	0.6	n.m. (*)
Securities sold under repurchase agreement and
Short-term borrowings	1,161	3.2	1.09	919	2.5	1.06	384	0.8	0.82
Borrowings and long term debt	1,049	6.2	2.32	1,144	6.7	2.30	1,296	9.3	2.82

TOTAL INTEREST BEARING LIABILITIES	$4,069	$12.2	1.17%	$3,718	$11.6	1.22%	$2,924	$13.1	1.75%

Non interest bearing liabilities and other liabilities	$113			$111			$110

TOTAL LIABILITIES	4,182			3,829			3,034

Redeemable noncontrolling interest in the investment fund	24			31			32

STOCKHOLDERS' EQUITY	694			683			669

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,900			$4,543			$3,736

NET INTEREST SPREAD			1.47%			1.48%			1.18%
NET INTEREST INCOME AND NET INTEREST MARGIN		$21.0	1.70%		$20.0	1.73%		$15.2	1.60%

(*)  "n.m." means not meaningful.

EXHIBIT VI
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE TWELVE MONTHS ENDED,
	December 31, 2010			December 31, 2009
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$384	$0.8	0.22%	$592	$1.3	0.21%
Loans, net of unearned income & deferred loan fees	3,243	101.5	3.09	2,569	113.5	4.36
Non-accrual loans	44	3.3	7.55	17	0.8	4.92
Trading assets	51	3.1	6.11	102	7.2	6.95
Investment securities	468	8.5	1.79	546	17.5	3.15
Investment fund	190	2.2	1.14	172	1.8	1.01

TOTAL INTEREST EARNING ASSETS	$4,378	$119.5	2.69%	$3,998	$142.0	3.50%

Non interest earning assets	42			46
Allowance for loan losses	(75)			(79)
Other assets	12			9

TOTAL ASSETS	$4,357			$3,975

INTEREST BEARING LIABILITIES
Deposits	$1,555	$8.5	0.54%	$1,218	$11.5	0.93%
Trading liabilities	4	0.0	0.00	9	0.0	0.00
Investment fund	0	1.0	n.m. (*)	0	2.3	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	724	8.0	1.09	764	21.4	2.77
Borrowings and long term debt	1,241	27.4	2.18	1,208	42.0	3.43

TOTAL INTEREST BEARING LIABILITIES	$3,524	$45.0	1.26%	$3,199	$77.2	2.38%

Non interest bearing liabilities and other liabilities	$119			$122

TOTAL LIABILITIES	3,643			3,321

Redeemable noncontrolling interest in the investment fund	34			16

STOCKHOLDERS' EQUITY	681			638

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,357			$3,975

NET INTEREST SPREAD			1.43%			1.12%
NET INTEREST INCOME AND NET INTEREST MARGIN		$74.5	1.70%		$64.8	1.62%

(*)  "n.m." means not meaningful.

EXHIBIT VII
CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except per share amounts and ratios)

	TWELVE MONTHS	FOR THE THREE MONTHS ENDED					TWELVE MONTHS
	ENDED						ENDED
	DEC 31/10	DEC 31/10	SEP 30/10	JUN 30/10	MAR 31/10	DEC 31/09	DEC 31/09

INCOME STATEMENT DATA:
Interest income	$119,478	$33,203	$31,559	$27,697	$27,019	$28,256	$141,964
Interest expense	(44,975)	(12,181)	(11,561)	(10,500)	(10,733)	(13,073)	(77,212)
NET INTEREST INCOME	74,503	21,022	19,998	17,197	16,286	15,183	64,752
Reversal (provision) for loan losses	(9,091)	(12,776)	12,567	(8,723)	(159)	16,063	(18,293)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	65,412	8,246	32,565	8,474	16,127	31,246	46,459

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	13,926	13,343	(12,661)	9,618	3,626	(15,456)	3,463
Fees and commissions, net	10,326	3,102	2,045	2,797	2,382	2,369	6,733
Derivative financial instrument and hedging	(1,446)	(117)	(36)	(340)	(953)	(507)	(2,534)
Recoveries, net of impairment of assets	233	0	0	0	233	(27)	(120)
Net gain (loss) from investment fund trading	(7,995)	(331)	4,179	(10,343)	(1,500)	2,906	24,997
Net gain (loss) from trading securities	(3,603)	(507)	(1,115)	(502)	(1,479)	(638)	13,113
Net gains on sale of securities available-for-sale	2,346	2,346	0	0	0	0	546
Gain (loss) on foreign currency exchange	1,870	404	722	(568)	1,312	1,830	613
Other income (expense), net	833	499	146	117	71	321	912
NET OTHER INCOME (EXPENSE)	16,490	18,739	(6,720)	779	3,692	(9,202)	47,723
TOTAL OPERATING EXPENSES:	(42,081)	(11,636)	(10,370)	(10,032)	(10,043)	(9,896)	(38,202)
Net Income (loss)	$39,821	$15,349	$15,475	$(779)	$9,776	$12,148	$55,980

Net Income (loss) attributable to the redeemable noncontrolling interest	(2,423)	(168)	507	(2,442)	(320)	233	1,118

NET INCOME ATTRIBUTABLE TO BLADEX	$42,244	$15,517	$14,968	$1,663	$10,096	$11,915	$54,862

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.15	$0.42	$0.41	$0.05	$0.28	$0.33	$1.50

PERFORMANCE RATIOS
Return on average assets	1.0%	1.3%	1.3%	0.2%	1.1%	1.3%	1.4%
Return on average stockholders' equity	6.2%	8.9%	8.7%	1.0%	6.1%	7.1%	8.6%
Net interest margin	1.70%	1.70%	1.73%	1.67%	1.71%	1.60%	1.62%
Net interest spread	1.43%	1.47%	1.48%	1.38%	1.37%	1.18%	1.12%
Operating expenses to average assets	0.97%	0.94%	0.91%	0.98%	1.06%	1.05%	0.96%

EXHIBIT VIII
BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE TWELVE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/10	DEC 31/09	DEC 31/10	SEP 30/10	DEC 31/09

COMMERCIAL DIVISION:
Net interest income (1)	$71.6	$66.2	$20.3	$19.1	$15.5
Non-interest operating income (2)	10.1	6.9	3.1	2.1	2.1
Operating expenses (3)	(29.9)	(23.4)	(9.1)	(7.2)	(6.3)
Net operating income (4)	51.8	49.7	14.3	14.0	11.3
Reversal (provision) for loan and off-balance sheet credit losses, net	4.8	(14.8)	0.6	(0.1)	0.6
Recoveries, net of impairment of assets	0.2	(0.1)	0.0	0.0	0.0
NET INCOME ATTRIBUTABLE TO BLADEX	$56.8	$34.8	$14.9	$13.9	$11.9
Average interest-earning assets (5)	3,284	2,586	3,926	3,466	2,667
End-of-period interest-earning assets (5)	4,060	2,775	4,060	3,742	2,775

TREASURY DIVISION:
Net interest income (1)	$3.2	$2.0	$1.1	$1.1	$0.5
Non-interest operating income (loss)(2)	(0.4)	12.0	2.4	(0.4)	0.7
Operating expenses (3)	(7.7)	(7.9)	(1.3)	(2.2)	(1.7)
Net operating income (loss) (4)	(4.9)	6.1	2.2	(1.5)	(0.5)
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$(4.9)	$6.1	$2.2	$(1.5)	$(0.5)
Average interest-earning assets (6)	905	1,240	815	923	914
End-of-period interest-earning assets (6)	874	932	874	960	932

ASSET MANAGEMENT UNIT:
Net interest loss (1)	$(0.3)	$(3.4)	$(0.4)	$(0.2)	$(0.8)
Non-interest operating income (loss) (2)	(7.3)	25.4	(0.1)	4.3	3.5
Operating expenses (3)	(4.5)	(6.8)	(1.3)	(1.0)	(1.9)
Net operating income (loss) (4)	(12.1)	15.2	(1.8)	3.1	0.8
Net income (loss)	(12.1)	15.2	(1.8)	3.1	0.8
Net income (loss) attributable to the redeemable noncontrolling interest	(2.4)	1.1	(0.2)	0.5	0.2
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$(9.7)	$14.1	$(1.6)	$2.6	$0.6
Average interest-earning assets (7)	190	172	176	184	195
End-of-period interest-earning assets (7)	167	198	167	181	198

CONSOLIDATED:
Net interest income (1)	$74.5	$64.8	$21.0	$20.0	$15.2
Non-interest operating income (2)	2.4	44.3	5.4	6.0	6.3
Operating expenses (3)	(42.2)	(38.2)	(11.7)	(10.4)	(9.9)
Net operating income (4)	34.7	70.9	14.7	15.6	11.6
Reversal (provision) for loan and off-balance sheet credit losses, net	4.8	(14.8)	0.6	(0.1)	0.6
Impairment of assets, net of recoveries	0.2	(0.1)	0.0	0.0	0.0
Net income	39.7	56.0	15.3	15.5	12.1
Net income (loss) attributable to the redeemable noncontrolling interest	(2.4)	1.1	(0.2)	0.5	0.2
NET INCOME ATTRIBUTABLE TO BLADEX	$42.2	$54.9	$15.5	$15.0	$11.9
Average interest-earning assets	4,379	3,998	4,917	4,573	3,777
End-of-period interest-earning assets	5,101	3,905	5,101	4,883	3,905

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards.
Interest expenses are allocated based on average credits.
(1) Interest income on interest-earning assets, net of allocated cost of funds.
(2) Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets.
(3) Operating expenses are calculated based on average credits.
(4) Net operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(5) Includes loans, net of unearned income and deferred loan fees.
(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale, securities held to maturity, and trading assets.
(7) Includes investment fund.

EXHIBIT IX
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31DEC10		30SEP10		31DEC09		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$237	4.9	$238	5.0	$73	2.0	$(1)	$164
BRAZIL.	1,742	35.7	1,648	34.7	1,484	41.0	94	258
CHILE	356	7.3	437	9.2	286	7.9	(81)	70
COLOMBIA	704	14.4	579	12.2	343	9.5	125	361
COSTA RICA	125	2.6	143	3.0	107	3.0	(18)	18
DOMINICAN REPUBLIC	138	2.8	86	1.8	39	1.1	52	99
ECUADOR	165	3.4	160	3.4	135	3.7	5	30
EL SALVADOR	55	1.1	33	0.7	58	1.6	22	(3)
GUATEMALA	104	2.1	83	1.7	86	2.4	21	18
HONDURAS	38	0.8	35	0.7	23	0.6	3	15
JAMAICA.	65	1.3	28	0.6	31	0.9	37	34
MEXICO	505	10.3	532	11.2	418	11.5	(27)	87
PANAMA.	98	2.0	150	3.2	85	2.3	(52)	13
PERU	343	7.0	395	8.3	191	5.3	(52)	152
TRINIDAD & TOBAGO	63	1.3	62	1.3	72	2.0	1	(9)
URUGUAY	0	0.0	2	0.0	46	1.3	(2)	(46)
VENEZUELA	80	1.6	75	1.6	92	2.5	5	(12)
OTHER	66	1.4	65	1.4	52	1.4	1	14

TOTAL CREDIT PORTFOLIO (1)	$4,884	100%	$4,751	100%	$3,621	100%	$133	$1,263

UNEARNED INCOME AND COMMISSION (2)	(4)		(4)		(4)		0	0

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$4,880		$4,747		$3,617		$133	$1,263

(1)
Includes book value of loans, fair value of  investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swap and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31DEC10		30SEP10		31DEC09		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$237	5.3	$238	5.7	$73	2.3	$(1)	$164
BRAZIL	1,649	37.1	1,493	35.9	1,358	43.7	156	291
CHILE	328	7.4	409	9.8	258	8.3	(81)	70
COLOMBIA	585	13.2	427	10.3	200	6.4	158	385
COSTA RICA	120	2.7	143	3.4	107	3.4	(23)	13
DOMINICAN REPUBLIC	135	3.0	82	2.0	33	1.1	53	102
ECUADOR	165	3.7	160	3.9	135	4.3	5	30
EL SALVADOR	39	0.9	18	0.4	42	1.4	21	(3)
GUATEMALA	93	2.1	72	1.7	75	2.4	21	18
HONDURAS	38	0.9	35	0.8	23	0.7	3	15
JAMAICA	65	1.5	28	0.7	31	1.0	37	34
MEXICO	456	10.3	474	11.4	362	11.6	(18)	94
PANAMA	49	1.1	69	1.7	41	1.3	(20)	8
PERU	343	7.7	364	8.8	161	5.2	(21)	182
TRINIDAD & TOBAGO	63	1.4	62	1.5	72	2.3	1	(9)
URUGUAY	0	0.0	2	0.0	46	1.5	(2)	(46)
VENEZUELA	80	1.8	75	1.8	92	3.0	5	(12)
OTHER	1	0.0	3	0.1	1	0.0	(2)	0

TOTAL COMMERCIAL PORTFOLIO (1)	$4,446	100%	$4,154	100%	$3,110	100%	$292	$1,336

UNEARNED INCOME AND COMMISSION (2)	(4)		(4)		(4)		0	0

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$4,442		$4,150		$3,106		$292	$1,336

(1)
Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT XI
TREASURY PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	31DEC10	30SEP10	31DEC09	(A) - (B)	(A) - (C)

BRAZIL	$93	$155	$126	$(62)	$(33)
CHILE	28	28	28	0	0
COLOMBIA	119	152	142	(33)	(23)
COSTA RICA	5	0	0	5	5
DOMINICAN REPUBLIC	3	3	6	0	(3)
EL SALVADOR	16	16	16	0	0
GUATEMALA	11	11	11	0	0
MEXICO	48	58	57	(10)	(9)
PANAMA	49	81	44	(32)	5
PERU	0	32	30	(32)	(30)
OTHER	65	61	50	4	15

TOTAL TREASURY PORTOFOLIO (1)	$437	$597	$510	$(160)	$(73)

(1)	Includes securities available for sale and held to maturity, trading assets and contingent assets, which consist of credit default swap.

EXHIBIT XII
CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	4QTR10	3QTR10	4QTR09	(A) - (B)	(A) - (C)

ARGENTINA	$136	$132	$10	$4	$126
BRAZIL	350	420	331	(70)	19
CHILE	89	188	157	(99)	(67)
COLOMBIA	409	383	40	26	369
COSTA RICA	105	108	125	(3)	(20)
DOMINICAN REPUBLIC	212	131	20	81	192
ECUADOR	142	146	130	(4)	11
EL SALVADOR	34	1	12	34	22
GUATEMALA	70	30	49	40	21
HONDURAS	30	21	12	9	18
JAMAICA	94	44	31	50	64
MEXICO	202	229	122	(27)	79
PANAMA	70	80	21	(10)	49
PERU	75	270	41	(194)	34
TRINIDAD & TOBAGO	27	54	52	(27)	(25)
UNITED STATES	103	27	0	76	103
URUGUAY	0	0	11	0	(11)
VENEZUELA	49	65	53	(16)	(4)
OTHER	10	9	1	1	9

TOTAL CREDIT DISBURSED (1)	$2,207	$2,338	$1,217	$(130)	$990

(1)
Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swap and credit commitments).